Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Pre-Effective Amendment No. 1 to Form S-3 No. 333-157302) and related Prospectus of Texas Capital Bancshares, Inc. for the registration of 75,000 shares of its fixed rate cumulative perpetual preferred, Series A, warrant to purchase 758,086 shares of common stock, and the underlying 758,086 shares of common stock and to the incorporation by reference therein of our reports dated February 17, 2009, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc. and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Dallas, Texas
February 27, 2009